File No. 69-427

                                                                 File No. 69-293
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM U-3A-2

           Statement by Holding Company Claiming Exemption Under Rule
            U-3A-2 from the Provisions of the Public Utility Holding
                              Company Act of 1935

                     To be Filed Annually Prior to March 1



                          UNISOURCE ENERGY CORPORATION

hereby files  with  the Securities  and Exchange Commission, pursuant to Rule 2,

its statement claiming exemption as a holding company, and

                         TUCSON ELECTRIC POWER COMPANY

hereby files  with  the Securities  and Exchange Commission, pursuant to Rule 2,

its statement claiming exemption  as  a holding company  from the provisions  of the  Public  Utility Holding Company  Act  of  1935,  and submits  the following information:

1.   Name, State of organization, location and nature of business of claimant[s]

and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company  in which claimant[s] directly  or indirectly  holds  an interest.

     UniSource Energy  Corporation  ("UniSource Energy")  was incorporated under the laws of the State of Arizona and  is a holding company organized  to acquire and hold the securities of other corporations.

     UniSource Energy  controls,  directly  or indirectly,  10% or  more of  the

"voting securities" of the following subsidiaries:

     I.   Tucson Electric Power Company ("TEP")  was incorporated under the laws of the State  of Arizona and is  a wholly-owned subsidiary  of UniSource Energy.

TEP was organized  as an  operating  public utility  engaged  in the generation,

purchase, transmission, distribution and sale of electricity to retail customers in  the City  of Tucson, Arizona,  and  the  surrounding area  and  to wholesale customers.  TEP holds the stock  of Escavada Company,  San Carlos Resources Inc.

("San Carlos"),  Sierrita Resources Inc. ("SRI"),  Tucson Resources Inc. ("TRI")

and Tucsonel Inc.,  and holds  a portion  of the stock  of Inncom International,

Inc. and TruePricing, Inc.

          A.   Escavada Company was incorporated under the laws  of the State of

Arizona and is a wholly-owned subsidiary of TEP.  Escavada Company was formed to engage in the business of maintaining miscellaneous assets and property.

          B.   San Carlos  was  incorporated  under  the  laws  of the  State of

Arizona and is a wholly-owned subsidiary  of TEP.  San Carlos holds the title to

Unit No. 2  of the  Springerville  Generating Station, a generating facility  in commercial  operation  located  in Apache  County,  Arizona,  and is the lessee,

jointly  and  severally  with  TEP,  of an  undivided  one-half  interest in all facilities and personal property used  in common between Unit No. 1 and Unit No.

2 of the  Springerville Generating  Station.  San Carlos  is not the operator of

Unit No. 2 or any of such common facilities.

          C.   SRI was incorporated under  the laws of the State of Delaware and is a wholly-owned  subsidiary  of  TEP.  SRI was formed  primarily to  invest in financial assets.

               1.   Santa Cruz Resources Inc. was incorporated under the laws of the State  of Delaware  and is a  wholly-owned  subsidiary  of SRI.  Santa  Cruz

Resources Inc. held an investment in a financial service company.

          D.   TRI was incorporated under the laws  of the State of Delaware and is a wholly-owned subsidiary  of TEP.  TRI was  formed  primarily  to  invest in financial assets.

               1.   Sabino Investing Inc. was incorporated under the laws of the

State of Delaware  and is a  wholly-owned  subsidiary  of TRI.  Sabino Investing

Inc. holds certain real estate assets.

          E.   Tucsonel Inc.  was incorporated  under the laws  of the  State of

Arizona  and is a wholly-owned  subsidiary  of TEP.  Tucsonel Inc.  is presently inactive.

          F.   Inncom International, Inc. was incorporated under the laws of the

State of Delaware  and is approximately 15% owned by TEP.  Inncom International,

Inc. was formed to provide demand-side and energy efficiency services.

          G.   TruePricing, Inc. was incorporated under the laws of the State of

Delaware and is approximately 24% owned by TEP.  TruePricing, Inc. was formed to develop technology services  that provide pricing  and other related information to consumers for a wide variety of products, including utility services.

     II.  Millennium Energy Holdings, Inc. ("Millennium") was incorporated under the laws of the State  of Arizona and is a wholly-owned subsidiary  of UniSource

Energy.  Millennium holds all of the stock of Advanced Energy Technologies, Inc.

("AET"), Ion International, Inc.("Ion"),  MEH Corporation("MEH"), Nations Energy

Corporation   ("Nations"),  Southwest  Energy   Solutions,  Inc.  ("SES"),  SWPP

Investment  Company  ("SWPP")  and a  portion  of the  voting stock  of MicroSat

Systems, Inc.

          A.   AET was incorporated  under the laws  of the State of Arizona and is a wholly-owned subsidiary of Millennium.  AET  was formed  to develop certain distributed energy projects, as well as renewable energy sources.

               1.   Global Solar  Holdings,  L.L.C.  ("Global Solar")  (formerly known as Global Solar Energy, L.L.C.) was organized under the laws of  the State of Arizona and is 66.6% owned by AET.  Global Solar  was formed to engage in the manufacture  and sale  of thin-film photovoltaic modules  for distributed energy applications.

                    a.   Global  Energy  Solutions, Inc.  was incorporated under

the laws  of the State  of Arizona and  is a wholly-owned  subsidiary  of Global

Solar.  Global Energy  Solutions, Inc.  was formed to  hold the stock  of Global

Solar Energy, Inc., Infinite Power Solutions, Inc. and SOFC, Inc.

                         i.   Global Solar  Energy, Inc.  was incorporated under

the laws  of the State  of Arizona and  is a wholly-owned  subsidiary  of Global

Energy Solutions, Inc.  Global Solar  Energy, Inc. was formed  to engage in  the research development, and commercialization  of thin-film photovoltaic materials and devices for commercial, residential, industrial and military applications.

                              (1)  Global  Solar Energy  International  Holdings

was  organized  under  the  laws  of the  Cayman  Islands and is  a wholly-owned subsidiary  of Global  Solar Energy,  Inc.  Global  Solar  Energy  International

Holdings was formed  to serve as an investment holding company  for Global Solar

Energy (India) Limited.

                                   (a)  Global  Solar  Energy  Technologies  was

organized under the laws of Mauritius and is a wholly-owned subsidiary of Global

Solar Energy International Holdings. Global Solar Energy Technologies was formed to serve  as an investment  holding  company  for Global  Solar  Energy  (India)

Limited.

                                        (i)  Global Solar Energy (India) Limited

was organized under the laws of the Republic of India and is owned 50% by Global

Solar Energy Technologies.  Global Solar  Energy (Ltd.),  India  was  formed  to engage  in  the  research,  development,  and  commercialization  of  thin  film photovoltaic materials  and devices  for commercial, residential, industrial and military applications in India.

                    ii.  Infinite Power Solutions, Inc.  was incorporated  under the laws  of the State  of Arizona  and is a  wholly-owned subsidiary  of Global

Energy Solutions, Inc.  Infinite Power Solutions, Inc.  was formed  to engage in the research, development and commercialization of thin-film lithium batteries.

                    iii. SOFC, Inc. was incorporated under the laws of the State of  Arizona and  is a wholly-owned subsidiary  of  Global Energy Solutions, Inc.

SOFC,  Inc.   was   formed   to  engage   in  the   research,   development  and

commercialization of solid oxide fuel cell technologies.

          B.   Ion was incorporated under  the laws of the State  of Arizona and is a  wholly-owned subsidiary  of Millennium.  Ion was formed  to provide energy services to commercial users of gas and electricity.

          C.   MEH was incorporated under the  laws of the State  of Arizona and is a wholly-owned subsidiary of Millennium.  MEH was formed  to hold an interest in NewEnergy, Inc, (previously known as New Energy Ventures, Inc.).  On July 23,

1999, MEH sold all of its interest in NewEnergy, Inc. to a third party.

          D.   MicroSat  Systems, Inc.  was incorporated  under  the laws of the

State of Colorado  and is 49% owned  by Millennium.  MicroSat Systems,  Inc. was formed to conduct research and development  and to commercialize micro satellite systems.

          E.   Nations was incorporated  under the laws  of the State of Arizona and is a wholly-owned subsidiary  of Millennium.  Nations  was formed to develop and invest  in independent  power projects  in global energy markets,  including

QFs, EWGs and FUCOs, located in the United States and abroad.

               1.   Nations-Colorado Energy Corporation ("Nations-Colorado") was

incorporated under  the  laws  of  the State  of Delaware  and is a wholly-owned subsidiary  of  Nations.  Nations-Colorado  is  presently  inactive  and  in the process of being dissolved.

               2.   Nations Energy-Chalmette, LLC  was formed under  the laws of the State of  Delaware  and is  a wholly-owned  subsidiary  of Nations.  Nations

Energy-Chalmette, LLC  was formed  to own  and operate  an electric  and thermal energy generating facility  in Chalmette, Louisiana.  In 2000, Nations  assigned its interest in the Chalmette Project to a third party.

               3.   Nations International Holdings, Ltd.  was incorporated under the laws of  the Cayman  Islands and  is a wholly-owned  subsidiary  of Nations.

Nations International Holdings, Ltd. was formed to hold an interest, through its subsidiary Nations Curacao Ltd., in an independent power project in Curacao.

                    a.   Nations Curacao Ltd. was incorporated under the laws of

the Cayman Islands and  is a wholly-owned  subsidiary  of Nations  International

Holdings, Ltd.  Nations  Curacao Ltd.  was formed  to invest  in an  independent power project located in Curacao.  See Item 4 and Exhibit B for a description of the Curacao project and related structure.

                    b.   Nation  Curacao  Operating Ltd.  was incorporated under

the laws of the  Cayman  Islands  and is a wholly-owned  subsidiary  of  Nations

International Holdings, Ltd.  Nations  Curacao  Operating  Ltd.  was  formed  to operate or contract  with others to operate  the independent power project being developed  and owned  by Nations International Holdings,  Ltd.  or  subsidiaries thereof.

               4.   Nations International Ltd.  was incorporated under  the laws of the Cayman  Islands  and  is a wholly-owned  subsidiary  of Nations.  Nations

International Ltd.  was  formed  to invest  in international  independent  power

projects.   Nations  International  Ltd.  owns  a  40%  interest  in Corporacion

Panamena  de Energia S.A.,  a Panama  company, ("COPESA"),  which  owns  a power project located in Panama.

                    a.   Biomasa Generacion, S. de R.L. de C.V. was formed under

the laws  of Honduras and is  91% owned by  Nations  International Ltd.  Biomasa

Generacion, S. de R.L. de C.V. was formed to develop and own biomass-fueled non-

utility generating projects in Honduras and is currently inactive.

                    b.   Nations BioGen Ltd. was incorporated under  the laws of

the Cayman  Islands  and is a  wholly-owned subsidiary  of Nations International

Ltd.  Nations  BioGen Ltd.  was formed  to invest  in international  independent power projects and is currently inactive.

                    c.   Nations Panama Energy  Corporation  was organized under

the laws of the Republic of Panama  and is a wholly-owned  subsidiary of Nations

International, Ltd.  Nations Panama Energy Corporation  was formed  to structure and develop projects  for the generation, transmission  and commercialization of electric power.

                    d.   Suministradora  de Materials Organicos,  S.R.L. de C.V.

was formed under the laws of Honduras and is 91% owned  by Nations International

Ltd.  Suministradora  de  Materials  Organicos, S.R.L.  de C.V.  was  formed  to administer  fuel  supply  to  biomass  projects  in Honduras  and  is  currently inactive.

          F.   SES was incorporated under  the laws of the State  of Arizona and

is  a  wholly-owned  subsidiary  of  Millennium.   SES  was  formed  to  provide

electrical  contracting   services  statwide   to  commercial,   industrial  and

governmental customers in both high voltage and inside wiring capabilities

          G.   SWPP was incorporated under  the laws of the State of Arizona and is a wholly-owned subsidiary  of Millenium.  SWPP was formed  to manufacture and sell concrete utility products.

               1.   Sentinel Concrete Utility Poles, L.L.C. was formed under the laws of the State of Arizona and is 50% owned by SWPP. Sentinel Concrete Utility

Poles, L.L.C. was formed  to market  and distribute  concrete utility  poles and products.

               2.   SWPP International Ltd.  was incorporated under  the laws of the Cayman Islands and is a wholly-owned subsidiary of SWPP.  SWPP International

Ltd. was  formed  to  invest  in a  Mexican  joint  venture(s)  related  to  the manufacturing and selling of concrete utility poles.

                    a.   Productos  de Concreto  Internacionales,  S. de R.L. de

C.V. was formed under the laws of Mexico  and is 50% owned by SWPP International

Ltd.  Productos de Concreto  Internacionales,  S. de R.L. de C.V. was  formed to manufacture in Mexico and sell  concrete utility  poles and  products.


     UniSource  Energy controls,  directly or indirectly,  less than  10% of the

"voting securities" of the following companies:  None.

2.   A brief  description  of the  properties  of claimant[s]  and  each  of its subsidiary public  utility companies  used for  the generation, transmission and distribution  of electric energy  for sale, or for  the production, transmission and distribution  of natural  or manufactured  gas,  indicating  the location of

principal   generating  plants,   transmission  lines,   producing  fields,  gas

manufacturing plants,  and electric and  gas distribution facilities,  including all such properties which  are outside  the State  in which claimant[s]  and its subsidiaries  are organized  and all transmission  or pipelines which deliver or receive electric energy or gas at the borders of such State.

     UniSource  Energy  does  not  directly   own  any  property  used  for  the

generation, transmission  and distribution  of electric energy for sale,  or for the production, transmission and distribution of natural or manufactured gas.

     As of December 31, 2000, TEP owned  or participated in an overhead electric transmission  and distribution system consisting  of 511 circuit-miles of 500 kV lines, 1,122 circuit-miles  of 345 kV lines, 368 circuit-miles  of 138 kV lines,

434  circuit-miles  of 46 kV  lines  and 10,915 circuit-miles  of lower  voltage

primary  lines.   The underground  electric distribution system  is comprised of

5,928 cable miles.  Approximately 77% of  the poles upon which the lower voltage lines are  located are  owned by TEP.  Electric  substation capacity  associated with  the above-described electric  system consisted  of 183 substations  with a total installed transformer capacity of 5,552,272 kVA.  The above facilities are all located  in Arizona except  for certain transmission lines consisting of 560 circuit-miles  of 345 kV  in which TEP  has a fractional undivided  interest and which  are located  in the State of  New Mexico  and deliver  electric energy to

TEP's Arizona transmission lines at the Arizona-New Mexico border.

     Except as otherwise noted, at December 31, 2000 TEP owns or has a leasehold interest in the following generating stations:




                                         Net
  Generating                         Capability  Operating    TEP's    Share
    Source           Location            MW        Agent       %        MW
  ----------         --------        ----------  ---------    -----    -----
San Juan Station #1  Farmington, NM      327        PNM       50.0      164
San Juan Station #2  Farmington, NM      316        PNM       50.0      158
Navajo Station #1    Page, AZ            750        SRP        7.5       56
Navajo Station #2    Page, AZ            750        SRP        7.5       56
Navajo Station #3    Page, AZ            750        SRP        7.5       56
Four Corners
Station #4           Farmington, NM      784        APS        7.0       55
Four Corners
Station #5           Farmington, NM      784        APS        7.0       55
Irvington Station    Tucson, AZ          422        TEP      100.0      422
Internal Combustion
Turbines             Tucson, AZ          122        TEP      100.0      122
Springerville
Generating
Station #1           Springerville, AZ   380        TEP      100.0      380
Springerville
Generating
Station #2 (1)       Springerville, AZ   380        TEP      100.0      380
                                                                      -----

                                                              TOTAL   1,904
                                                                      =====


-----------------------------
(1)   Title to Springerville #2 is held by San Carlos.



     The electric  generating stations,  operating headquarters,  the warehouse,

service  center   and  the  electric  distribution   and  electric  transmission

facilities owned by TEP are located in Arizona, except as otherwise noted.  TEP,

individually  and in conjunction  with Public  Service Company  of New Mexico in connection  with the San  Juan Station,  has acquired  easements  and leases for transmission lines  and a water diversion facility located on  the Navajo Indian

Reservation.  TEP  has also  acquired  easements  for  transmission  facilities,

related to the San Juan and Navajo Generating Stations,  across the Zuni, Navajo and Tohono O'Odham Indian Reservations.

     Various  undivided interests  in the  common  facilities  at the  Irvington

Generating Station which serve Unit 4 were sold and are leased back by TEP.

     The 50% undivided interest  of San Carlos in the common  facilities  at the

Springerville Generating Station were sold  by San Carlos and leased back by TEP and  San  Carlos, jointly  and severally.  The coal-handling  facilities  at the

Springerville  Generating  Station  were sold and  are leased back  by TEP.  TEP leases Springerville Unit 1, the fuel handling facilities for Springerville, and an undivided 50% interest  in the facilities common to Unit 1 and Unit 2 through

sale/leaseback  arrangements.    San  Carlos  holds  title  to  Unit  2  of  the

Springerville Generating Station.

3.   The  following  information  for the last  calendar  year  with  respect to claimant[s] and each of its subsidiary public utility companies:

     a.   Number of kWh  of electric energy sold  (at retail  or wholesale), and

Mcf of natural or manufactured gas distributed at retail.

                                  Electricity                Gas
                                  -----------                ---
           UniSource Energy           None                   None
           TEP                   14,395,267,822              None
           San Carlos                 None                   None

     b.   Number of kWh  of electric  energy and Mcf  of natural or manufactured gas distributed at retail outside the State in which each company is organized.

          None.

     c.   Number of kWh  of electric energy  and Mcf of natural  or manufactured gas sold at wholesale outside the State in which each such company is organized,

or at the State line.

                                  Electricity                Gas
                                  -----------                ---
           UniSource Energy           None                   None
           TEP                    4,290,723,700              None
           San Carlos                 None                   None

     d.   Number of kWh  of electric energy  and Mcf  of natural or manufactured gas purchased  outside the State  in which each such company  is organized or at the State line.

                                  Electricity                Gas
                                  -----------                ---
           UniSource Energy           None                   None
           TEP                    2,981,407,000              None
           San Carlos                 None                   None

4.   The  following  information  for  the  reporting  period  with  respect  to claimant[s]  and each interest  it holds directly  or indirectly  in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a.   Name,  location,  business address  and description  of the facilities used by the EWG or foreign utility company for the generation,  transmission and distribution  of electric energy for sale or  for the distribution  at retail of natural or manufactured gas.

          Nations, an Arizona corporation, acting on behalf of Curacao Utilities

Company, N.V., a Netherlands  Antilles Company ("CUC")  and Corporacion Panamena

de Energia S.A.,  a Panama  company ("COPESA")  hereby notifies  the Commission,

pursuant  to Section 33(a) of  the Act and  Rule 57 thereunder,  that during the reporting period each of CUC and COPESA was a foreign utility company within the meaning of Section 33(a) of the Act.

          The name and business address for CUC and COPESA are as follows:

          CUC                                COPESA
          Ara Hill Top Building              Avenida Federico Boyd
          Pletterijweg 1                     E.D.F. Scotia Plaza
          P.O. Box 3627                      PISO VI Panama City, Panama
          Curacao, Netherlands Antilles

          Listed below is a description of the CUC and COPESA facilities:

          A.   CUC will own an electric generating facility of approximately 160

MW located on the  island of Curacao, Netherlands  Antilles.  The  facility will deliver  up to  64 MW  of electricity  to the Isla  oil refinery, together  with

compressed  air,  water  and  steam.   Additional  excess  electricity  will  be

delivered  to Integrated  Utility  Holding,  N.V.,  the island  electric utility company.  The facility  will be fueled  by oil  refinery  byproducts,  including pitch and refinery gas.

               The  facility will  consist of  approximately  70 MW of  existing electric  generating  facilities,  which  will  be upgraded,  and 90  MW of  new generating facilities. The project is currently under construction by Mitsubishi

Corporation and is scheduled to come on-line in 2003.

          B.   COPESA  owns  an  approximately  42  MW  diesel-fired  combustion turbine facility located  in Panama City, Panama.  The project sells electricity to distribution companies and large industrial users in Panama.

     b.   Name of each  system  company  that holds  an interest  in such EWG or foreign utility company; and description of the interest held.

          The ownership of CUC is as follows:

          A.   Nations  Curacao,  Ltd.,  a  wholly-owned  subsidiary  of Nations

International  Holdings, Ltd.  (which in  turn is a  wholly-owned  subsidiary of

Nations),  owns a 50%  interest  in Curacao Energy  Company ("CEC").  Mitsubishi

Corporation  owns the other  50% interest  in CEC.  CEC in turn  owns 51% of the common stock of CUC Holdings, N.V. ("CUC Holdings"), which in  turn owns 100% of the common stock of CUC.

          B.   Integrated Utility Holding, N. V. owns 49% of the common stock of

CUC Holdings.

          C.   Refineria di Korson,  N. V. ("RdK")  will  provide  at commercial operation approximately $34 million  in preferred equity in CUC,  and Aqualectra will provide $8 million in additional preferred funding to CUC Holdings.

          Nations is a  wholly-owned  subsidiary of Millennium,  an intermediary holding company for the unregulated business of UniSource Energy, whose electric utility  subsidiary  is  subject  to  retail  rate  regulation  by  the  Arizona

Corporation Commission.  Nations is primarily engaged  in developing independent power projects.

          The ownership of COPESA is as follows:

          A.   Nations Energy International  Ltd.,  a wholly-owned subsidiary of

Nations, holds a 40% equity interest in COPESA.

          B.   Electric Machinery Enterprises, a Florida company, holds a 21.67%

equity interest in COPESA.

          C.   Proquim,  a Panama  company,  owns  a 22.67%  equity  interest in

COPESA.

          D.   Roberto  Roy,  a  Panamanian  resident,  holds  a  14.67%  equity interest in COPESA.

          E.   The remaining 1.0%  equity interest in COPESA  is held by certain

Panamanian individuals.

     c.   Type and amount of capital invested,  directly  or indirectly,  by the holding company  claiming exemption;  any direct  or indirect  guarantee  of the security of the EWG  or foreign utility company  by the holding company claiming exemption;  and  any  debt  or other  financial  obligation  for which  there is recourse, directly  or indirectly,  to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          During 2000, approximately $3 million  was invested in CUC by Nations'

subsidiaries  and characterized as equity.  Project debt  with respect to CUC is non-recourse to Nations, its subsidiaries  and affiliates, including the holding company.

          As  of  December  15, 2000,  the  date  of financial  closing  for the

Project, Nations Curacao, Ltd.  has committed to invest  $10.2 million in common equity in CUC, which commitment has been supported by a cash collateral deposit.

In addition, approximately $10 million in contingent equity obligations has been provided by Nations Curacao, Ltd. (or its indirect parent, Nations)  in the form

of  cash  collateral  deposits.   Nations  Curacao  Ltd.  has  also  effectively

guaranteed the funding of $5.7 million  in preferred equity that  is expected to be provided by RdK, a Curacao government entity,  at commercial operation of the

Project.  This  preferred  equity  guaranty  is expected  to be  removed  by the provision by RdK of a letter of credit in the amount of $5.7 million in 2002.

          During 2000,  no additional  amounts were invested  by Nations  Energy

International Ltd.  as additional equity  in COPESA.  Project debt  in COPESA is non-recourse.

     d.   Capitalization  and earnings  of the  EWG or foreign  utility  company during the reporting period.

          As of  December 2000, the CUC Project was capitalized at approximately

$21 million.  During 2000, CUC reported  a net loss of approximately $1 million.

The CUC Project  itself achieved financial closing  on December 15, 2000, and is now under construction.

          The COPESA  Project was  capitalized  at  approximately  $23  million.

During 2000, COPESA reported a net loss of approximately $1 million.

     e.   Identify  any service, sales  or construction contract(s)  between the

EWG or foreign utility company  and a system company,  and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Inapplicable.

                                   EXHIBIT A
                                   ---------

     Consolidating statements  of income of  the claimants  and their subsidiary companies for  the last calendar year,  together with  the consolidating balance sheets  of claimants  and their  subsidiary  companies  as of  the close of such calendar year.

     This statement  is being filed by TEP to claim exemption  in the event that

San Carlos  Resources Inc.  is an  "electric utility  company"  under  the  Act.

However, the filing  of this statement is not an acknowledgment  by TEP that San

Carlos Resources Inc. is an "electric utility company."

  The above-named claimants  have caused  this statement  to be duly executed on their behalf by its authorized officer on this 28th day of February, 2001.


                           UNISOURCE ENERGY CORPORATION

                          By:  /s/ Karen G. Kissinger
                             --------------------------------
                               Karen G. Kissinger
                               Vice President, Controller and
                               Principal Accounting Officer

                         TUCSON ELECTRIC POWER COMPANY

                          By:  /s/ Karen G. Kissinger
                             --------------------------------
                               Karen G. Kissinger
                               Vice President, Controller and
                               Chief Information Officer

(Corporate Seal)

Attest:

/s/ Linda Kennedy
-------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:
Vincent Nitido, Vice President and General Counsel, UniSource Energy Corporation, One South Church Avenue, Suite 1820, Tucson, Arizona 85701

                                                                   EXHIBIT A
                                                         UNISOURCE ENERGY CORPORATION
                                                         CONSOLIDATING BALANCE SHEET
                                                               DECEMBER 31, 2000
                                                                 (in thousands)
                                             UNISOURCE     TUCSON      MILLENNIUM
                                              ENERGY      ELECTRIC       ENERGY      CONSOL.       2000
                                               CORP.      POWER CO.*   HOLDINGS**    ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $            $ 2,389,587  $            $            $ 2,389,587
  Utility Plant Under Capital Leases                        741,446                                741,446
  Construction Work in Progress                              94,789                                 94,789
                                            -----------  -----------  -----------  -----------  -----------
    Total Utility Plant                                   3,225,822                              3,225,822
  Less Accumulated Depreciation and
   Amortization                                          (1,186,035)                            (1,186,035)
  Less Accumulated Depreciation of
   Capital Lease Assets                                    (333,497)                              (333,497)
                                            -----------  -----------  -----------  -----------  -----------
    Total Utility Plant - Net                             1,706,290                              1,706,290
                                            -----------  -----------  -----------  -----------  -----------

Investments and Other Property                 401,635       92,334       29,477     (401,635)     121,811
                                            -----------  -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy                        70,132                   (70,132)           -
                                            -----------  -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                        109       88,712       74,183            -      163,004
  Accounts Receivable                           90,757      116,580       32,737     (124,332)     115,742
  Materials and Fuel                                 -       43,847          552            -       44,399
  Deferred Income Taxes - Current                6,716       10,662          412            -       17,790
  Prepaid Pension Costs                              -       18,278            -            -       18,278
  Millennium Project Construction Deposits           -            -       17,282            -       17,282
  Other                                              -        6,585       12,688            -       19,273
                                            -----------  -----------  -----------  -----------  -----------
    Total Current Assets                        97,582      284,664      137,854     (124,332)     395,768
                                            -----------  -----------  -----------  -----------  -----------



Deferred Debits - Regulatory Assets
  Transition Recovery Asset                                 353,283                                353,283
  Income Taxes Recoverable Through
   Future Revenues                                           73,459                                 73,459
  Other Regulatory Assets                                     7,690                                  7,690
Deferred Debits - Other                                      13,083                                 13,083
                                            -----------  -----------  -----------  -----------  -----------
    Total Deferred Debits                                   447,515                                447,515
                                            -----------  -----------  -----------  -----------  -----------
Total Assets                               $   499,217  $ 2,600,935  $   167,331  $  (596,099) $ 2,671,384
                                            ===========  ===========  ===========  ===========  ===========

*  This column reflects TEP on a consolidated basis.  See 1.I.  for information regarding TEP and its subsidiaries.

** This column reflects  Millennium Energy Holdings  on a consolidated basis.  See 1.II.  for information regarding
Millennium and its subsidiaries.

UniSource Energy and TEP use the following methods to report investments  in their subsidiaries or other companies:

    - Consolidation:  When we own a majority  of the voting stock  of a subsidiary,  we combine the accounts of the subsidiary with  our accounts.  We eliminate  intercompany  balances  and transactions when  we combine these accounts.

    - The Equity Method:  We  use  the  equity  method  to  report  corporate  joint  ventures,  partnerships,  and affiliated companies when we hold a 20% to 50% voting interest or we have the ability to exercise significant influence over  the operating  and financial policies  of the investee  company.  Under the  equity method we report:

      - Our interest in the equity of an entity as an investment on our balance sheet; and
      - Our percentage share  of the net income (loss) from the entity  as "other income" in our income statements.


                                                                   EXHIBIT A
                                                         UNISOURCE ENERGY CORPORATION
                                                         CONSOLIDATING BALANCE SHEET
                                                               DECEMBER 31, 2000
                                                                 (in thousands)
                                                  UNISOURCE     TUCSON      MILLENNIUM
                                                   ENERGY      ELECTRIC       ENERGY       CONSOL.       2000
                                                    CORP.      POWER CO.     HOLDINGS      ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   655,539  $   645,366  $         -  $  (645,366)  $  655,539
  Additional Paid-In Capital                              -            -       91,000      (91,000)           -
  Accumulated Deficit                              (283,370)    (349,706)     (10,286)     359,992     (283,370)
                                                 -----------  -----------  -----------  -----------  -----------
  Common Stock Equity                               372,169      295,660       80,714     (376,374)     372,169
  Capital Lease Obligations                               -      857,519          310            -      857,829
  Long-Term Debt                                     95,393    1,132,395            -      (95,393)   1,132,395
                                                 -----------  -----------  -----------  -----------  -----------
    Total Capitalization                            467,562    2,285,574       81,024     (471,767)   2,362,393
                                                 -----------  -----------  -----------  -----------  -----------

Current Liabilities
  Current Obligations Under Capital Leases                -       21,031          116                    21,147
  Current Maturities of Long-Term Debt                    -        1,725            -                     1,725
  Accounts Payable                                   30,659       73,955       85,609     (124,332)      65,891
  Interest Accrued                                        -       63,852            -                    63,852
  Taxes Accrued                                         743       25,485          583                    26,811
  Accrued Employee Expenses                                       14,152          253                    14,405
  Other                                                   -        5,671        2,876                     8,547
                                                 -----------  -----------  -----------  -----------  -----------
    Total Current Liabilities                        31,402      205,871       89,437     (124,332)     202,378
                                                 -----------  -----------  -----------  -----------  -----------
Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                    253       53,980       (3,198)           -       51,035
  Other                                                   -       55,510           68            -       55,578
                                                 -----------  -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities        253      109,490       (3,130)           -      106,613
                                                 -----------  -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $   499,217  $ 2,600,935  $   167,331  $  (596,099) $ 2,671,384
                                                 ===========  ===========  ===========  ===========  ===========

                                                                   EXHIBIT A
                                                         UNISOURCE ENERGY CORPORATION
                                                       CONSOLIDATING STATEMENT OF INCOME (LOSS)
                                                     TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                  (in thousands except for per share amounts)

                                            UNISOURCE     TUCSON      MILLENNIUM
                                             ENERGY      ELECTRIC       ENERGY      CONSOL.       2000
                                              CORP.      POWER CO.     HOLDINGS     ADJUST.      CONSOL.
                                           -----------  -----------  -----------  -----------  -----------
Operating Revenues
 Electric Sales                           $            $   664,646  $             $            $  664,646
 Electric Sales for Resale                                 359,814                                359,814
 Other                                              -        3,908        8,593       (3,292)       9,209
                                           -----------  -----------  -----------  -----------  -----------
    Total Operating Revenues                        -    1,028,368        8,593       (3,292)   1,033,669
                                           -----------  -----------  -----------  -----------  -----------
Operating Expenses
 Fuel                                                      239,939                                239,939
 Purchased Power                                           207,596                                207,596
 Coal Contract Amendment Fee                                13,231                                 13,231
 Other Operations                                          122,608       22,362       (3,292)     141,678
 Maintenance and Repairs                                    39,714                                 39,714
 Depreciation and Amortization                             113,507          531                   114,038
 Amortization of Transition Recovery Asset                  17,008                                 17,008
 Taxes Other Than Income Taxes                              49,445          692                    50,137
 Income Taxes                                               19,036       (6,111)                   12,925
                                           -----------  -----------  -----------  -----------  -----------
    Total Operating Expenses                        -      822,084       17,474       (3,292)     836,266
                                           -----------  -----------  -----------  -----------  -----------
     Operating Income                               -      206,284       (8,881)           -      197,403
                                           -----------  -----------  -----------  -----------  -----------
Other Income (Deductions)
 Income Taxes                                   3,440       (7,530)       1,860            -       (2,230)
 Interest Income                                  704        8,550        4,278            -       13,532
 Interest Income - Note Receivable from
  UniSource Energy                                  -        9,329           -        (9,329)           -
 Other Income (Deductions)                     47,076          820       (1,248)     (47,116)        (468)
                                           -----------  -----------  -----------  -----------  -----------
    Total Other Income (Deductions)            51,220       11,169        4,890      (56,445)      10,834
                                           -----------  -----------  -----------  -----------  -----------


Interest Expense
 Long-Term Debt                                 9,329       66,377                    (9,329)      66,377
 Interest on Capital Leases                                 92,658           54                    92,712
 Interest Imputed on Losses Recorded
  at Present Value                                             198                                    198
 Other Interest Expense                                      7,051           43          (35)       7,059
                                           -----------  -----------  -----------  -----------  -----------
    Total Interest Expense                      9,329      166,284           97       (9,364)     166,346
                                           -----------  -----------  -----------  -----------  -----------
Net Income (Loss)                         $    41,891  $    51,169  $    (4,088) $   (47,081) $    41,891
                                           ===========  ===========  ===========  ===========  ===========
Average Shares of
 Common Stock Outstanding (000)                                                                    32,445

Basic EPS                                                                                           $1.29

Diluted EPS                                                                                         $1.27



                                                                   EXHIBIT A
                                                         TUCSON ELECTRIC POWER COMPANY
                                                          CONSOLIDATING BALANCE SHEET
                                                               DECEMBER 31, 2000
                                                                 (in thousands)
                                              TUCSON
                                             ELECTRIC     INVESTMENT    CONSOL.       2000
                                             POWER CO.      SUBS *      ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $ 2,389,587  $            $            $ 2,389,587
  Utility Plant Under Capital Leases           741,446                                741,446
  Construction Work in Progress                 94,789                                 94,789
                                            -----------  -----------  -----------  -----------
    Total Utility Plant                      3,225,822                              3,225,822
  Less Accumulated Depreciation and
   Amortization                             (1,186,035)                            (1,186,035)
  Less Accumulated Depreciation of
   Capital Lease Assets                       (333,497)                              (333,497)
                                            -----------  -----------  -----------  -----------
    Total Utility Plant - Net                1,706,290                              1,706,290
                                            -----------  -----------  -----------  -----------

Investments and Other Property                  89,867        5,204       (2,737)      92,334
                                            -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy           70,132                                 70,132
                                            -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                     87,271        1,441                    88,712
  Accounts Receivable                          116,375        4,589       (4,384)     116,580
  Materials and Fuel                            43,847                                 43,847
  Deferred Income Taxes - Current               10,662                                 10,662
  Prepaid Pension Costs                         18,278                                 18,278
  Other                                          6,585                                  6,585
                                            -----------  -----------  -----------  -----------
    Total Current Assets                       283,018        6,030       (4,384)     284,664
                                            -----------  -----------  -----------  -----------

Deferred Debits - Regulatory Assets
  Transition Recovery Asset                    353,283                                353,283
  Income Taxes Recoverable Through
   Future Revenues                              73,459                                 73,459
  Other Regulatory Assets                        7,690                                  7,690
  Deferred Debits - Other                       13,083                                 13,083
                                            -----------  -----------  -----------  -----------
    Total Deferred Debits                      447,515                                447,515
                                            -----------  -----------  -----------  -----------
Total Assets                               $ 2,596,822  $    11,234  $    (7,121) $ 2,600,935
                                            ===========  ===========  ===========  ===========

*  This column includes all the consolidated amounts, as applicable, of the directly owned subsidiaries of TEP.
See 1.I. for information regarding the subsidiaries owned by TEP.


                                                                   EXHIBIT A
                                                         TUCSON ELECTRIC POWER COMPANY
                                                          CONSOLIDATING BALANCE SHEET
                                                               DECEMBER 31, 2000
                                                                 (in thousands)
                                                   TUCSON
                                                  ELECTRIC    INVESTMENT     CONSOL.       2000
                                                  POWER CO.      SUBS        ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   651,723  $         2  $        (2) $   651,723
  Premium on Capital Stock                                       263,778     (263,778)           -
  Capital Stock Expense                              (6,357)                                (6,357)
  Accumulated Deficit                              (357,257)    (261,043)     268,594     (349,706)
                                                 -----------  -----------  -----------  -----------
  Common Stock Equity                               288,109        2,737        4,814      295,660
  Capital Lease Obligations                         857,519                                857,519
  Long-Term Debt                                  1,132,395                              1,132,395
                                                 -----------  -----------  -----------  -----------
    Total Capitalization                          2,278,023        2,737        4,814    2,285,574
                                                 -----------  -----------  -----------  -----------

Current Liabilities
  Current Obligations Under Capital Leases           21,031                                 21,031
  Current Maturities of Long-Term Debt                1,725                                  1,725
  Accounts Payable                                   78,289           50       (4,384)      73,955
  Interest Accrued                                   63,852                                 63,852
  Taxes Accrued                                      25,317          168                    25,485
  Accrued Employee Expenses                          14,152                                 14,152
  Other                                               5,571          100                     5,671
                                                 -----------  -----------  -----------  -----------
    Total Current Liabilities                       209,937          318       (4,384)     205,871
                                                 -----------  -----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 53,352           42          586       53,980
  Other                                              55,510        8,137       (8,137)      55,510
                                                 -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities    108,862        8,179       (7,551)     109,490
                                                 -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $ 2,596,822  $    11,234  $    (7,121) $ 2,600,935
                                                 ===========  ===========  ===========  ===========


                                                                   EXHIBIT A
                                                         TUCSON ELECTRIC POWER COMPANY
                                                       CONSOLIDATING STATEMENT OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                                (in thousands)

                                              TUCSON
                                             ELECTRIC    INVESTMENT     CONSOL.       2000
                                             POWER CO.       SUBS       ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
Operating Revenues
 Electric Retail Sales                     $   664,646  $         -  $         -  $   664,646
 Electric Sales for Resale                     359,814            -            -      359,814
 Other                                           3,909            -           (1)       3,908
                                            -----------  -----------  -----------  -----------
    Total Operating Revenues                 1,028,369            -           (1)   1,028,368
                                            -----------  -----------  -----------  -----------
Operating Expenses
 Fuel                                          239,939                                239,939
 Purchased Power                               207,596                                207,596
 Coal Contract Amendment Fee                    13,231                                 13,231
 Other Operations                              122,608                                122,608
 Maintenance and Repairs                        39,714                                 39,714
 Depreciation and Amortization                 113,507                                113,507
 Amortization of Transition Recovery Asset      17,008                                 17,008
 Taxes Other Than Income Taxes                  49,445                                 49,445
 Income Taxes                                   19,036                                 19,036
                                            -----------  -----------  -----------  -----------
    Total Operating Expenses                   822,084            -            -      822,084
                                            -----------  -----------  -----------  -----------
     Operating Income                          206,285            -           (1)     206,284
                                            -----------  -----------  -----------  -----------
Other Income (Deductions)
 Income Taxes                                   (7,467)         (63)           -       (7,530)
 Interest Income                                 8,474           76            -        8,550
 Interest Income - Note Receivable from
  UniSource Energy                               9,329            -            -        9,329
 Other Income                                      911          371         (462)         820
                                            -----------  -----------  -----------  -----------
    Total Other Income (Deductions)             11,247          384         (462)      11,169
                                            -----------  -----------  -----------  -----------

Interest Expense
 Long-Term Debt                                 66,377            -            -       66,377
 Interest on Capital Leases                     92,658            -            -       92,658
 Interest Imputed on Losses Recorded
  at Present Value                                 198            -            -          198
 Short-Term Debt                                    79          241         (320)           -
 Other Interest Expense                          7,051            -            -        7,051
                                            -----------  -----------  -----------  -----------
    Total Interest Expense                     166,363          241         (320)     166,284
                                            -----------  -----------  -----------  -----------

Net Income                                 $    51,169  $       143  $      (143) $    51,169
                                            ===========  ===========  ===========  ===========


                                   EXHIBIT B
                                   ---------


  An organizational  chart showing  the relationship  of each EWG  or foreign utility company to associate companies in the holding company system.

  See attached organizational charts for CUC and COPESA.

                       COPESA PROJECT OWNERSHIP STRUCTURE
                       ----------------------------------


              ---------------

                  Nations
                  Energy
                Corporation
              ---------------
                     -
                     -
                     -
              ---------------                      ---------------

                  Nations                               Equity
               International                           Partners

              ---------------                      ---------------
                     - 40%                                - 60%
                     -                                    -
                     --------------------------------------
                                       -
                                       -
                                ---------------

                                     COPESA

                                ---------------

                        CUC PROJECT OWNERSHIP STRUCTURE
                        -------------------------------


              ----------------

               Nations Energy
                Corporation
               (U.S. Company)

              ----------------
                      -
                      -
                      -
              ----------------

                  Nations
               International
               Holdings, Inc.
              (Cayman Company)

              ----------------
                      -
                100%  -
                      -
              ----------------            ------------------

                   Nations                    Mitsubishi
                 Curacao Ltd.                 Corporation
              (Cayman Company)            (Japanese Company)

              ----------------            ------------------
                      -                            -
                  50% -                            - 50%
                      ------------------------------
                                    -
                                    -
                            ----------------       --------------------

                             Curacao Energy         Integrated Utility
                                Company               Holding, N. V.
                            (Cayman Company)        (Curacao Company)

                            ----------------       --------------------
                                   -                         -
                               51% -                         - 49%
                                   ---------------------------
                                                -
                                                -
                                       -------------------

                                        CUC Holdings, N.V.
                                        (Curacao Company)

                                       -------------------
                                                -
                                                - 100%
                                                -
                                       -------------------

                                        Curacao Utilities
                                             Company
                                        (Curacao Company)

                                       -------------------